UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

NetSuite Inc.

(Name of Subject Company)

NetSuite Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
NetSuite Inc.
2955 Campus Drive, Suite 100
 San Mateo, CA 94403
(650) 627-1000

(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:

Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐                       Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2016 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by NetSuite Inc., a Delaware corporation (“NetSuite”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of NetSuite’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on August 18, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Adding the following immediately after the footnotes appearing under the caption “Certain Prospective Financial Information about NetSuite” as set forth below:

The non-GAAP financial measures included in the section captioned “—Certain Financial Information about NetSuite” constitute forward-looking information. NetSuite believes that reconciling these forward-looking non-GAAP financial measures to the most comparable financial measures calculated and presented in accordance with GAAP would require NetSuite to quantify, for future periods, its stock-based compensation; amortization of intangible assets; business combination costs; tax benefit associated with business combinations; and non-cash interest on convertible debt. Without unreasonable efforts, none of these components can be quantified for the projection period of 2016 through 2021 due to the combination of variability and volatility of such components, any of which may, depending on the size of the components, have a significant impact on reconciliation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.

By:	/s/ ZACHARY NELSON
	Name:	Zachary Nelson
	Title:	Chief Executive Officer
	Date:	September 20, 2016